Exhibit 99.1

Glass - North America – Lincoln, Illinois, Facility

Ardagh Group (“Ardagh” or “the Group”) today announced that it has decided to permanently cease production at its Lincoln, Illinois, glass container production facility. Closure of the facility, which employs approximately 150 people, is expected to take place on or after April 30, 2019, following which affected customers will be serviced from other Glass - North America facilities.

This footprint adjustment, combined with our ongoing focus on cost reduction, aims to enhance our competitiveness, as well as optimizing the effectiveness of our capital investments. Ardagh continues to pursue improvements in flexibility, quality and service to further strengthen our position in the U.S. glass market and progressively restore appropriate levels of profitability in Glass – North America.

Ardagh is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates over 100 facilities in 22 countries, employing approximately 23,000 people and has global sales of approximately $8.6 billion.

Contacts

Investors:john.sheehan@ardaghgroup.com

Media:Pat Walsh, Murray Consultants

+1 646 776 5918 / +353 87 2269345

January 31, 2019